Exhibit 99.5
Satyam Computer Services Limited
Description of Business
Satyam Computer Services Limited and its consolidated subsidiaries, Joint Ventures and Associates (hereinafter referred to as “Satyam”) are engaged in providing information technology services, developing software products and business process outsourcing.
Satyam Computer Services Limited (hereinafter referred to as “Satyam Computer Services”) is an information technology (“IT”) services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. Satyam Computer Services has offshore development centers located throughout India that enables it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the Australia, Canada, China, Dubai, Germany, Hungary, Japan, Malaysia, Singapore, United Kingdom and United States. The range of services offered by it, either on a “time and material” basis or “fixed price”, includes consulting, systems design, software development, system integration and application maintenance. Satyam Computer Services offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.
Nipuna Services Limited (“Nipuna”) a wholly owned subsidiary of Satyam Computer Services is engaged in providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
Statement on Significant Accounting Policies
a)	Basis of Consolidation
The Consolidated Financial Statements include the accounts of Satyam Computer Services and its subsidiary companies. Subsidiary companies are those in which Satyam Computer Services, directly or indirectly, have an interest of more than one half of the voting power or otherwise have power to exercise control over the operations. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date of disposal.
All inter company transactions, balances and unrealized surpluses and deficits on transactions between Group companies are eliminated. Consistency in adoption of accounting polices among all group companies is ensured to the extent practicable. Separate disclosure is made of minority interest.
Investments in Business entities over which the company exercises joint control are accounted for using the proportionate consolidation except where the control is considered to be temporary. Investment in associates are accounted for using the equity method.
On occasion, a subsidiary or associated company accounted for by the equity method (“offering company”) may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the dilution of interest are recorded as Capital Reserve/Goodwill. Gain or losses arising on the direct sales by Satyam of its investment in its subsidiaries or associated companies to third parties are transferred to Profit and Loss Account. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.
Minority Interest in subsidiaries represents the minority shareholders proportionate share of net assets and the net income of Satyam’s majority owned subsidiaries.

Satyam Computer Services Limited
b)	Use of Estimates

The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.

c)	Revenue Recognition

i) IT Services

Revenue from professional services consist primarily of revenue earned from services performed on a “time and material” basis. The related revenue is recognized as and when the services are performed. Satyam Computer Services also performs time bound fixed-price engagements, under which revenue is recognized using the percentage of completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the year in which the change becomes known. Provisions for estimated losses on such engagements are made during the year in which a loss becomes probable and can be reasonably estimated.

Amounts received or billed in advance of services performed are recorded as advance from customers/unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.

Unearned revenue is calculated on the basis of the unutilized period of time at the Balance Sheet and represents revenue which is expected to be earned in future periods in respect of internet, e-mail services, electronic data interchange and web hosting services.

ii)Business Process Outsourcing

Revenue from per engagement services is recognized based on the number of engagements performed. Revenues from per time period services are recognized based on the time incurred in providing services at contracted rates. Revenue from per incident services is based on the performance of specific criteria at contracted rates.

d)	Foreign Currency Transactions/Translations

Transactions in foreign currency are recorded at exchange rate prevailing on the date of transaction.

Monetary assets and liabilities denominated in foreign currency are translated at the rate of exchange at the balance sheet date and resultant gain or loss is recognized in the profit and loss account.

Non-monetary assets and liabilities are translated at the rate prevailing on the date of transaction.

The operations of foreign branches of the company are of integral in nature and the financial statements of these branches are translated using the same principles and procedures of head office.

In case of forward exchange contract or any other financial instruments that is in substance a forward exchange contract to hedge the foreign currency risk which is on account of firm commitment and/or is a highly probable forecast transaction, the premium or discount arising at the inception of the contract is amortized as expense or income over the life of the contract.

Gains/losses on settlement of transaction arising on cancellation or renewal of such a forward exchange contract is recognized as income or as expense for the period.

In all other cases the gain or loss on contract is computed by multiplying the foreign currency amount of the forward exchange contract by the difference between the forward rate available at the reporting date for the remaining maturity of the contract and the contracted forward rate (or the forward rate last

Satyam Computer Services Limited
used to measure a gain or loss on that contract for an earlier period), is recognized in the profit and loss account for the period.

Foreign subsidiaries are non-integral in nature. Assets and Liabilities of such subsidiaries are translated at the year end exchange rate, income and expenditure are translated at the average rate during the period. The resultant translation adjustment is reflected as a separate component of shareholders’ funds as a ‘Currency Translation Reserve’.

e)	Fixed Assets

Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.

Gains/losses arising on foreign exchange liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed assets.

Depreciation on fixed assets is computed on the straight line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956. Individual assets acquired for less than Rs. 5,000 are entirely depreciated in the year of acquisition.

The cost of and the accumulated depreciation for fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.

Costs of application software for internal use are generally charged to revenue as incurred due to its estimated useful lives being relatively short, usually less than one year.

The estimated useful lives are as follows:

Estimated useful lives
Buildings	28 years
Computers	2 years
Plant and Machinery (Other than Computers)	5 years
Software – used in Development for Projects	3 years
Office Equipment	5 years
Furniture, Fixtures and Interiors	5 years
Vehicles	5 years
Leasehold improvements	Shorter of lease period or estimated useful lives
Depreciation on assets acquired under a finance lease is provided using the straight-line method over the shorter of the lease term or the useful life of the asset.
Assets under installation or under construction as at the Balance sheet date are shown as capital work in progress. Advances paid towards acquisition of assets are also included under capital work in progress.

Satyam Computer Services Limited
f)	Goodwill and Other Intangible Assets

Goodwill represents the difference between the purchase price and the book value of assets and liabilities acquired. Goodwill is amortized over the useful life of the asset. The goodwill is reviewed for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. If impairment is indicated, the asset is written down to its fair value.

g)	Investments

Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost or market value. Any reduction in carrying amount and any reversals of such reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognize any decline, other than temporary, in the value of such investments.

h)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost of hardware and software purchased for the purpose of resale is determined using the first-in-first-out method.

i)	Employee Benefits

Contributions to defined Schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged as incurred on accrual basis. Satyam Computer Services also provides for other retirement benefits in the form of gratuity and leave encashment based on actuarial valuation made by an independent actuary as at the balance sheet date.

j)	Taxes on Income

Tax expense for a year comprises of current tax and deferred tax. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the year of change. Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

k)	Earnings Per Share

The earnings considered in ascertaining Satyam’s Earnings Per Share comprises the net profit after tax (and includes the post tax effect of any extra ordinary items). The number of shares used in computing Basic EPS is the weighted average number of shares outstanding during the year. The number of shares used in computing Diluted EPS comprises of weighted average shares considered for deriving Basic EPS, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as at the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. average market value of the outstanding shares). The number of shares and potentially dilutive shares are adjusted for share splits/reverse share splits and bonus shares, as appropriate.

l)	Associate Stock Option Scheme

Stock options granted to the employees under the stock option schemes established after June 19, 1999 are evaluated as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999 issued by Securities and Exchange Board of India. Accordingly the excess of market value of the stock options as on the date of grant over the exercise

Satyam Computer Services Limited
price of the options is recognized as deferred employee compensation and is charged to profit and loss account on graded vesting basis over the vesting period of the options. The un-amortized portion of the deferred employee compensation is shown under Reserves and Surplus.

m)	Research and Development

Revenue expenditure incurred on research and development is charged to revenue in the year/period in which it is incurred. Assets used for research and development activities are included in fixed assets.

n)	Miscellaneous Expenditure

Miscellaneous expenditure is charged to profit and loss account in the year/period in which it is incurred irrespective of its enduring benefit available in future.

Satyam Computer Services Limited
Consolidated Balance Sheet as at December 31, 2005

				Rs. in lakhs

		As at	As at	As at
	Schedule	31.12.2005	31.12.2004	31.03.2005
	Reference	(Unaudited)	(Unaudited)	(Audited)

I. Sources of Funds :
1. Shareholders’ Funds
(a) Share Capital	1	15,567.13	15,478.08	15,486.31
(b) Share application money, pending allotment		184.83	43.71	44.66
(c) Reserves and Surplus	2	402,982.41	303,593.21	314,281.29

		418,734.37	319,115.00	329,812.26

2. Minority Interest		397.00	—	—

3. Loan Funds
(a) Secured Loans	3	7,068.18	1,124.56	1,892.00

		426,199.55	320,239.56	331,704.26

II. Application of Funds :
1. Fixed Assets	4
(a) Gross Block		122,433.46	97,415.48	101,422.25
(b) Less: Depreciation		80,599.17	68,068.66	70,565.09

(c) Net Block		41,834.29	29,346.82	30,857.16
(d) Capital Work in Progress		10,620.21	6,309.01	6,928.68

		52,454.50	35,655.83	37,785.84

2. Investments	5	0.16	7,985.31	7,631.41

3. Deferred Tax Assets (net)	6	1,045.15	980.11	1,070.96

4. Current Assets, Loans and Advances
(a) Inventories	7	14.98	25.47	18.53
(b) Sundry Debtors	8	105,080.91	72,570.59	78,046.52
(c) Cash and Bank Balances	9	298,657.86	218,821.89	237,013.26
(d) Loans and Advances	10	15,374.90	8,924.76	11,475.44
(e) Other Current Assets
- Interest Accrued on Fixed Deposits		8,961.74	7,599.87	2,446.76

		428,090.39	307,942.58	329,000.51
Less: Current Liabilities and Provisions
(a) Liabilities	11	42,967.44	24,349.47	24,828.69
(b) Provisions	12	12,423.21	7,974.80	18,955.77

		55,390.65	32,324.27	43,784.46

Net Current Assets		372,699.74	275,618.31	285,216.05

		426,199.55	320,239.56	331,704.26

Notes to Accounts	18

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Consolidated Balance Sheet.

for and on behalf of the Board of Directors

B. Ramalinga Raju	B. Rama Raju
Chairman	Managing Director

V. Srinivas	G.Jayaraman
Director	Vice President (Corp. Affairs)
& Sr. Vice President — Finance	& Company Secretary

Place : Secunderabad
Date : January 20, 2006

Satyam Computer Services Limited
Consolidated Profit and Loss Account for the Quarter and Nine Months Ended December 31, 2005

						Rs. In lakhs

		Quarter ended	Quarter ended	Nine Months Ended	Nine Months Ended	Year Ended
	Schedule	31.12.2005	31.12.2004	31.12.2005	31.12.2004	31.03.2005
	Reference	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Income
Services
- Exports		121,783.73	87,124.46	334,920.10	244,938.62	338,695.48
- Domestic		4,745.52	3,614.54	12,976.70	9,994.87	13,389.43
Other Income	13	24,939.88	219.87	30,436.87	5,705.08	8,683.23

		151,469.13	90,958.87	378,333.67	260,638.57	360,768.14

Expenditure
Personnel Expenses	14	73,744.15	52,688.27	205,466.72	146,209.56	202,610.91
Cost of Software and Hardware sold	15	65.90	27.57	112.26	72.55	99.48
Operating and Administration Expenses	16	21,260.98	15,720.47	59,148.90	45,659.68	62,555.46
Financial Expenses	17	265.80	24.92	389.50	67.16	91.19
Depreciation		3,410.38	2,823.04	10,011.86	8,329.80	11,329.85
Miscellaneous Expenditure Written Off		—	3.94	7.65	231.29	215.83

		98,747.21	71,288.21	275,136.89	200,570.04	276,902.72

Profit Before Taxation		52,721.92	19,670.66	103,196.78	60,068.53	83,865.42
Provision for Taxation — Current		9,431.18	2,929.94	16,093.01	9,382.78	12,299.13
— Fringe benefit		122.41	—	667.05	—	—
— Deferred		(27.30)	(40.80)	15.12	(450.79)	(541.66)
— Earlier years		—	—	—	(1.40)	(1.40)

Profit After Taxation and Before share of loss in associate company and Minority Interest		43,195.63	16,781.52	86,421.60	51,137.94	72,109.35

Share of loss in associate company		(288.92)	(294.46)	(787.57)	(590.09)	(944.86)
Minority Interest		47.30		73.38	—	—

Profit After Taxation and share of loss in associate company and Minority Interest		42,954.01	16,487.06	85,707.41	50,547.85	71,164.49

Add: Balance brought forward from previous period / year		160,561.00	106,541.91	125,280.49	79,675.28	79,675.28
Less: Residual dividend and additional dividend tax		—		123.06		—

Profit Available for Appropriation		203,515.01	123,028.97	210,864.84	130,223.13	150,839.77
Appropriations :
Interim Dividend @ Rs. 2.00 per Equity Share of Rs. 2 each (September 2004 - Rs. 2.00 per Equity Share)		—	—	6,445.81	6,362.64	6,362.64
Final Dividend (2005 - Rs.3.00 per Equity Share)		—	—	—	—	9,600.46
Tax on distributed profits		—	—	904.02	831.52	2,086.18
Transfer to General Reserve		—	—	—	—	7,510.00

Balance carried to Balance Sheet		203,515.01	123,028.97	203,515.01	123,028.97	125,280.49

Earnings Per Share (Rs. per equity share of Rs. 2 each)
Basic		13.32	5.18	26.68	15.93	22.40
Diluted		12.84	5.09	25.74	15.65	21.93

No. of Shares used in computing Earnings Per Share
Basic		322,596,107	318,253,379	321,269,839	317,328,153	317,751,639
Diluted		334,430,573	324,111,466	333,009,605	323,061,068	324,445,776

Notes to Accounts	18

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Consolidated Profit and Loss Account.

for and on behalf of the Board of Directors

B. Ramalinga Raju	B. Rama Raju
Chairman	Managing Director

V. Srinivas
Director	G. Jayaraman
& Sr. Vice President — Finance	Vice President (Corp. Affairs)
& Company Secretary

Place : Secunderabad
Date : January 20, 2006

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

Rs. In laksh
	As at	As at	As at
	31.12.2005	31.12.2004	31.03.2005
	(Unaudited)	(Unaudited)	(Audited)

1. Share Capital

Authorised :
37,50,00,000 Equity Shares of Rs. 2 each	7,500.00	7,500.00	7,500.00

100,000,000 0.05% Convertible Redeemable Cumulative Preference Shares of Rs. 10 each	10,000.00	10,000.00	10,000.00

Issued and Subscribed :
323,306,358 (December 31, 2004 — 318,854,249; March 31, 2005 — 319,265,291) Equity Shares of Rs. 2 each fully paid-up	6,466.13	6,377.08	6,385.31

91,009,999 (December 31, 2004 — 91,009,999; March 31, 2005 — 91,009,999) 0.05% Convertible Redeemable Cumulative Preference Shares of Rs. 10 each fully paid-up	9,101.00	9,101.00	9,101.00
(Refer note (d) of Schedule 18 )

	15,567.13	15,478.08	15,486.31

Out of the above:
4,000,000 Equity Shares of Rs. 2 each were allotted as fully paid-up Equity Shares for a consideration other than cash pursuant to the Scheme of Amalgamation with Satyam Enterprise Solutions Limited

140,595,000 Equity Shares of Rs. 2 each were allotted as fully paid-up by way of Bonus Shares by capitalising free reserves of Satyam Computer Services

64,496,196 (December 31, 2004 — 33,966,104; March 31, 2005 — 34,016,154) Equity Shares of Rs. 2 each fully paid-up represent 32,248,098 (December 31, 2004 — 16,983,052; March 31, 2005 — 17,008,077) American Depository Shares

8,766,358 (December 31, 2004 — 4,314,249; March 31, 2005 — 4,725,291) Equity Shares of Rs. 2 each fully paid-up were alloted to associates of Satyam Computer Services pursuant to the Associate Stock Option Plan — B and Associate Stock Option Plan (ADS )

2. Reserves and Surplus

Share Premium Account
As at the commencement of the year	89,094.11	82,492.33	82,492.33
Add: Received on account of issue of ADS / ASOP	10,487.98	5,674.58	6,601.78

	99,582.09	88,166.91	89,094.11

Capital Reserve
As at the commencement of the year	72,013.86	71,866.60	71,866.60
Add: Gain/(loss) on dilution in share holding of associate company	—	140.12	141.01
Investment Subsidy	—	5.00	6.25

	72,013.86	72,011.72	72,013.86

General Reserve
As at the commencement of the year	28,314.89	20,804.89	20,804.89
Add : Transfer from the Profit and Loss Account	—	—	7,510.00

	28,314.89	20,804.89	28,314.89

Currency Translation Reserve	(519.83)	(499.94)	(502.47)

Employee Stock Options
Employee Stock Options Outstanding	76.39	80.66	80.41
Less: Deferred Employee Compensation	—	—	—

	76.39	80.66	80.41

Balance in Profit and Loss Account	203,515.01	123,028.97	125,280.49

	402,982.41	303,593.21	314,281.29

3. Secured Loans

Bank Over Draft	927.27	—	—
External Commercial Borrowing	2,005.62	—	—
Working Capital Loans	2,550.00	71.18	116.61
Export Packing Credit	302.66	—	734.87
Vehicle Loans	1,282.63	1,053.38	1,040.52

	7,068.18	1,124.56	1,892.00

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet
4. Fixed Assets

												Rs. in lakhs

	GROSS BLOCK					DEPRECIATION					NET BLOCK
		Acquisition of					Acquisition of				As at	As at
	Cost	subsidiary		Deletions/	Cost	As at	subsidiary	For the	Deletions/	As at	31.12.2005	31.03.2005
DESCRIPTION	01.04.2005	companies	Additions	Adjustments	31.12.2005	01.04.2005	companies	period @	Adjustments	31.12.2005	(Unaudited)	(Audited)
1. Goodwill	1,572.45	6,433.05	—	—	8,005.50	—	—	—	—	—	8,005.50	1,572.45

2. Land & Land Development
-Freehold*	2,674.98	—	1,025.20	—	3,700.18	—	—	—	—	—	3,700.18	2,674.98
-Leasehold	813.30	—	—	—	813.30	1.97	—	0.29	—	2.26	811.04	811.33

3. Buildings**	5,925.03	—	1,621.19	—	7,546.22	1,052.11	—	184.01	—	1,236.12	6,310.10	4,872.92

4. Plant and Machinery	71,855.09	64.81	8,352.93	5.04	80,267.79	55,788.50	39.85	8,039.83	1.21	63,866.97	16,400.82	16,066.59
(Including Computers)

5. Office Equipment	1,935.24	128.26	472.64	0.09	2,536.05	1,129.28	57.61	352.08	—	1,538.96	997.09	805.96

6. Furniture, Fixtures	14,182.61	189.76	2,116.79	17.11	16,472.05	11,699.87	86.54	1,026.57	12.76	12,800.23	3,671.82	2,482.74
and Interiors

7. Vehicles	2,463.55	11.46	956.86	339.50	3,092.37	893.36	3.93	415.12	157.78	1,154.63	1,937.74	1,570.19

Total	101,422.25	6,827.34	14,545.61	361.74	122,433.46	70,565.09	187.93	10,017.90	171.75	80,599.17	41,834.29	30,857.16

As at 31.12.2004	87,612.17	—	10,307.11	503.80	97,415.48	60,037.13		8,326.76	295.23	68,068.66	29,346.82

*	Includes Rs.1,821.09 lakhs (December 31, 2004 — Rs. 674.73 lakhs; March 31, 2005 — Rs.264.02 lakhs) in respect of which deed of conveyance is pending.

**	Includes Rs.3,010.39 lakhs (December 31, 2004 — Rs.2,118.54 lakhs; March 31, 2005 — Rs.2,128.49 lakhs) constructed on leasehold land.

@	Depreciation for the year includes Rs.6.04 lakhs considered in Currency Translation Reserve due to translation of non-integral foreign subsidiaries.

+	Refer note (i) of schedule 18

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

						Rs. in lakhs

	As at 31.12.2005		As at 31.12.2004		As at 31.03.2005
	(Unaudited)		(Unaudited)		(Audited)

5. Investments

a) Long Term
i) Trade (Unquoted )

Investment in Associate Companies

Sify Limited*		—		7,985.15		7,631.25
Nil (December 2004 - 11,182,600) (Sold during the period)

Other Investments

Jasdic Park Company	75.18		75.18		75.18
(480 Shares of J Yen 50,000 each, fully paid-up)
Less: Received on liquidation	26.31		26.31		26.31
Less : Provision for diminution	48.87	—	48.87	—	48.87	—

Intouch Technologies Limited	1,090.18		1,090.18		1,090.18
(833,333 Shares of 20 US cents each, fully paid-up)
Less : Provision for diminution	1,090.18	—	1,090.18	—	1,090.18	—

Medbiquitious Services Inc.,	157.08		157.08		157.08
(3,34,000 shares of ‘A’ series Preferred Stock of US Dollars 0.001 each, fully paid-up)
Less : Provision for diminution	157.08	—	157.08	—	157.08	—

Avante Global LLC.,	254.36		254.36		254.36
(577,917 class ‘A’ units representing a total value of US Dollars 540,750, fully paid-up )
Less : Provision for diminution	254.36	—	254.36	—	254.36	—

ii) Non Trade (Unquoted)

National Savings Certificates,VIII Series (Lodged as security with government authorities )		0.16		0.16		0.16

		0.16		7,985.31		7,631.41

*	Refer note (h) of schedule 18

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

			Rs.In laks

	As at	As at	As at
	31.12.2005	31.12.2004	31.3.2005
	(Unaudited)	(Unaudited)	(Audited)

6. Deferred Tax Assets/(Liabilities)

Debtors	1,077.37	1,100.31	1,039.76
Advances	69.95	76.04	76.04
Fixed Assets	(1,749.06)	(1,237.53)	(1,286.81)
Others	1,646.89	1,041.29	1,241.97

	1,045.15	980.11	1,070.96

7. Inventories

Traded software and hardware	14.98	25.47	18.53

	14.98	25.47	18.53

8. Sundry Debtors (Unsecured)

Considered good *
(a) Over six months old	1,409.05	2,488.02	2,647.93
(b) Other debts	103,671.86	70,082.57	75,398.59

	105,080.91	72,570.59	78,046.52

Considered doubtful	8,298.83	7,451.66	7,647.97

	113,379.74	80,022.25	85,694.49
Less: Provision for doubtful debts	8,298.83	7,451.66	7,647.97

	105,080.91	72,570.59	78,046.52

* Debtors include Unbilled Revenue Rs.17,216.85 lakhs (December 31, 2004 - Rs.4,435.64 lakhs; March 31, 2005 - Rs.7,379.93 lakhs)

9. Cash and Bank Balances*

Cash on hand	19.52	23.74	20.99
Remittances in Transit	—	—	6,663.69

Balances with Scheduled Banks
- On Current accounts	88,390.25	34,827.53	40,011.55
- On Deposit accounts	200,097.08	176,139.54	180,623.77
Unclaimed Dividend Accounts	560.08	602.67	458.28

Balances with Non-Scheduled Banks**
- on Current Accounts	9,514.65	7,228.37	9,234.98
- on Deposit Accounts	76.28	0.04	—

	298,657.86	218,821.89	237,013.26

* Includes unutilised amount of ADS issue proceeds — Rs. 32,202.48 lakhs (December 31, 2004 Rs.39,214.12 lakhs; March 31, 2005 - Rs. 39,214.12 lakhs)

** Refer note (j) of Schedule 18

10. Loans and Advances

(Considered good unless otherwise stated)

Loans and Advances
Secured — Loans	13.77	23.07	22.09

Unsecured — Advances recoverable in cash or in kind or for value to be received	8,220.65	4,856.19	7,228.39
- Deposits	7,140.48	4,045.50	4,224.96
Considered doubtful — Advances	1,441.92	1,401.28	1,441.92

	16,816.82	10,326.04	12,917.36
Less: Provision for doubtful advances	1,441.92	1,401.28	1,441.92

	15,374.90	8,924.76	11,475.44

11. Liabilities

Sundry Creditors
- Dues to small scale industrial undertakings	—	—	—
- Dues to other than small scale industrial undertakings	31,689.48	15,457.79	17,093.94
Advances from Customers	149.19	139.60	101.37
Unearned Revenue	5,918.68	4,352.12	2,464.29
Investor Education Protection Fund — Unclaimed Dividends	560.08	602.67	458.28
Other Liabilities	4,650.01	3,797.29	4,710.81

	42,967.44	24,349.47	24,828.69

12. Provisions

Provision for Taxation (Less payments)	7,547.47	5,102.07	4,663.72
Proposed Dividend (Including tax thereon)	—	—	10,855.12
Provision for Gratuity and Leave Encashment	4,875.74	2,872.73	3,436.93

	12,423.21	7,974.80	18,955.77

Satyam Computer Services Limited
Schedules forming part of the Consolidated Profit and Loss Account

					Rs. In lakhs

	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended	Year Ended
	31.12.2005	31.12.2004	31.12.2005	31.12.2004	31.03.2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

13. Other Income

Interest on Deposits — Gross
{Tax Deducted at Source Rs.1,923.17 lakhs} (December 31, 2004 — Rs.519.73 lakhs; March 31, 2005 - Rs.2,090.52 lakhs)	3,014.61	2,490.11	8,605.31	7,263.74	10,017.88
Dividends from Current Investments — Trade	—	—	—	10.66	10.66
Profit on sale of current investments — Trade	—	4.79	—	19.22	19.22
Profit on sale of Long Term Investments	21,643.23	—	21,643.23	—	—
Gain/(Loss) on exchange fluctuations (net)	236.97	(2,312.99)	37.46	(1,806.92)	(2,083.28)
Provision no longer required written back	—	—	—	47.08	490.97
Miscellaneous Income	45.07	37.96	150.87	171.30	227.78

	24,939.88	219.87	30,436.87	5,705.08	8,683.23

14. Personnel Expenses

Salaries and bonus	68,585.83	48,650.54	190,831.40	135,593.68	187,634.51
Contribution to Provident and other funds	4,738.55	3,670.22	13,413.21	9,775.42	13,686.23
Staff welfare expenses	419.77	367.44	1,226.13	852.84	1,302.55
Employee stock compensation expense	—	0.07	(4.02)	(12.38)	(12.38)

	73,744.15	52,688.27	205,466.72	146,209.56	202,610.91

15. Cost of software and hardware sold

Opening inventory	18.50	15.56	18.53	48.78	48.78
Add: Purchases (net of returns)	62.38	37.48	108.71	49.24	69.23
Less: Closing inventory	14.98	25.47	14.98	25.47	18.53

	65.90	27.57	112.26	72.55	99.48

16. Operating and Administration Expenses

Rent	1,996.65	1,462.67	5,686.60	3,934.59	5,629.83
Rates and taxes	682.23	248.30	1,177.85	539.16	1,040.05
Insurance	349.50	282.53	1,012.50	852.85	1,190.90
Travelling and conveyance	6,522.69	4,949.72	17,519.61	13,535.14	18,506.67
Communication	2,286.79	1,534.22	6,199.87	4,253.77	5,891.96
Printing and stationery	152.06	131.86	465.30	381.94	557.81
Power and fuel	710.17	529.10	2,176.90	1,486.82	2,038.94
Advertisment	330.64	164.28	807.90	416.03	489.15
Marketing expenses	1,906.70	1,277.35	5,009.56	4,272.23	5,664.11
Repairs and maintenance
- Buildings	21.12	15.60	69.62	65.50	89.26
- Machinery	396.17	260.60	857.10	774.56	1,127.78
- Others	527.92	278.26	1,309.61	716.80	1,226.52
Security services	76.49	61.18	222.75	155.40	211.96
Legal and professional charges	2,229.16	1,782.29	7,579.22	5,653.59	7,763.23
Provision for doubtful debts and advances	158.43	398.05	686.56	1,558.55	1,796.55
Loss on sale of Fixed assets (net)	21.94	31.36	75.74	102.51	118.09
Directors’ sitting fees	1.60	1.30	3.20	3.00	4.30
Auditors’ remuneration	83.62	38.98	122.23	75.79	92.18
Donations and contributions	173.94	3.96	298.02	13.91	157.27
Subscriptions	66.56	68.13	152.00	203.60	264.74
Training and development	386.24	302.11	1,145.95	845.11	1,183.15
Research and development	55.29	79.03	200.33	225.87	288.09
Software charges	866.93	839.88	1,749.16	2,439.81	3,316.63
Managerial Remuneration
- Salaries	8.70	8.70	26.10	26.10	34.80
- Commission	15.00	12.00	41.09	36.00	82.80
- Contribution to P.F.	1.05	1.04	3.14	3.13	4.18
- Others	4.59	4.24	14.71	12.16	16.59
Visa charges	648.46	372.46	2,836.16	1,421.56	1,719.31
Miscellaneous expenses	580.34	581.27	1,700.12	1,654.20	2,048.61

	21,260.98	15,720.47	59,148.90	45,659.68	62,555.46

17. Financial Expenses

Interest on Packing Credit	1.87	—	1.87	—	—
Interest on working capital loans	56.98	1.92	112.96	4.55	6.55
Interest on term loans	11.65	—	28.43	—	—
Other finance charges	195.30	23.00	246.24	62.61	84.64

	265.80	24.92	389.50	67.16	91.19

Satyam Computer Services Limited
18. Notes to Accounts
a)	List of domestic and foreign subsidiaries, joint ventures and associate considered for consolidation:-

	Country of	Extent of holding (%) as at
Sl. No. Name of the Company	Incorporation	December 31, 2005

Subsidiaries :
1. Nipuna Services Limited	India	100.00
2. Satyam Computer Services (Shanghai) Co. Ltd	China	100.00
3. Satyam Technologies, Inc.	USA	100.00
4. Knowledge Dynamics Pte.Ltd.@	Singapore	100.00
5. Citisoft Plc. *	UK	75.00
Associate :
6. Sify Limited #	India	—
Joint Ventures :
7. CA Satyam ASP Private Limited	India	50.00
8. Satyam Venture Engineering Services Private Limited	India	50.00

@	Knowledge Dynamics has been consolidated with effective date of October 01, 2005, the date of acquisition.

*	Citisoft Plc has been consolidated with effective date of May 12, 2005, the date of acquisition.

#	Sify Limited ceased to be an associate from November 09, 2005.
The reporting date for all the above companies is March 31 except as following:

-	Citisoft Plc. — April 30.
-	Knowledge Dynamics Pte Ltd. — June 30.
-	Satyam Computer Services (Shanghai) Co. Ltd. — December 31.
-	Satyam Technologies Inc. — December 31.

	Country of	Extent of holding (%) as at
Sl. No. Subsidiaries of Knowledge Dynamics Pte Ltd	Incorporation	December 31, 2005

1. Info On Demand SDN BHD	Malaysia	100.00
2. Knowledge Dynamics Private Limited	India	99.99
3. Knowledge Dynamics USA Inc.	USA	98.00

	Country of	Extent of holding (%) as at
Sl. No. Subsidiaries of Citisoft Plc.	Incorporation	December 31, 2005

1. Citisoft Inc.	USA	100.00
b)	Associate Stock Option Schemes
1)	Stock Option Scheme of Satyam Computer Services

i)	Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI guidelines on Stock Options)

In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the “ASOP”). Satyam Computer Services subsequently established an employee welfare trust called the Satyam Associates Trust (the “Trust”), to administer the ASOP and issued warrants to purchase 6,500,000 equity shares of Rs. 2 each in Satyam Computer Services. In turn, the Trust periodically grants to eligible employees warrants to purchase equity shares held by Trust for the issuance to the employees. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee’s length of service and performance. Upon vesting, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.

At the 12th Annual General Meeting held on May 28, 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees receive the benefits of the bonus issue in December 1999, the Trust exercised all its warrants to purchase Satyam Computer Service’s shares prior to the bonus issue using the proceeds obtained

Satyam Computer Services Limited
from bank loans. Subsequent to this, each warrant entitles the holder to purchase 10 shares of Rs. 2 each of Satyam Computer Services at a price of Rs. 450 per warrant plus an interest component associated with the loan which the Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. As this scheme is established prior to the SEBI guidelines on the stock options, there is no cost relating to the grant of options under this scheme.
ii)	Scheme established after SEBI Guidelines on Stock Options

Securities Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999.

Satyam Computer Services established a scheme “Associate Stock Option Plan – B” (ASOP — B) for which 41,727,140 equity shares of Rs. 2 each were earmarked. Upon vesting, associates have 5 years to exercise these shares.

Accordingly, options (net of cancellations) for a total number of 25,242,957 equity shares of Rs. 2 each were outstanding as at December 31, 2005 (December 31, 2004 – 23,606,820; March 31, 2005 – 26,830,315).
Changes in number of options outstanding were as follows:

	Quarter ended December 31,		Nine months ended December 31,		Year ended
	2005	2004	2005	2004	March 31, 2005
Options	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

At the beginning of the period/year	26,364,171	23,057,366	26,830,315	17,510,481	17,510,481
Granted	24,310	1,900,159	3,302,218	10,446,747	14,205,757
Exercised	(1,145,524)	(1,042,745)	(3,561,025)	(2,276,407)	(2,637,399)
Cancelled	—	(307,960)	(1,328,551)	(2,074,001)	(2,248,524)
At the end of the period/year	25,242,957	23,606,820	25,242,957	23,606,820	26,830,315
iii)	Associate Stock Option Plan (ADS)

Satyam Computer Services has established a scheme “Associate Stock Option Plan (ADS)” to be administered by the Administrator of the ASOP (ADS), a committee appointed by the Board of Directors of Satyam Computer Services. Under the scheme 2,574,665 ADS are reserved to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP (ADS). Each ADS represents two equity shares of Rs. 2 each fully paid up. These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS).

Accordingly, options (net of cancellation) for a total number of 1,157,953 ADS (December 31, 2004 – 1,167,973, March 31, 2005 – 1,257,901) representing 2,315,906 equity shares of Rs. 2 each were outstanding as at December 31, 2005 (December 31, 2004 – 2,335,946 , March 31, 2005 – 2,515,802).
Changes in number of options outstanding were as follows:

	Quarter ended December 31,		Nine months ended December 31,		Year ended
	2005	2004	2005	2004	March 31, 2005
Options	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

At the beginning of the period/year	1,248,199	1,240,614	1,257,901	1,181,432	1,181,432
Granted	7500	36,325	160,215	251,771	366,724
Exercised	(97,746)	(108,966)	(240,021)	(163,066)	(188,091)
Cancelled	—	—	(20,142)	(102,164)	(102,164)
At the end of the period/year	1,157,953	1,167,973	1,157,953	1,167,973	1,257,901
2)	Stock Option Scheme of Nipuna Services

In April 2004, Nipuna Services established its Employee Stock Option Plan (the “ESOP”) for its employees. The exercise price is equal to the fair market value on the date of the grant. These options vest over a period ranging from two to four years,

Satyam Computer Services Limited
starting with 33.33% in the second year, 33.33% in the third year and remaining 33.34% in the fourth year from the date of grant. Upon granting, they are subject to lock in period of one year.

As at December 31, 2005, 1,190,506 options (net of cancellations) at weighted average exercise price of Rs. 80 being the fair market value per share were outstanding.

c)	Pro forma disclosure:

In accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, had the compensation cost for associate stock option plans been recognized based on the fair value at the date of grant in accordance with Black Scholes’ model, the pro forma amounts of Satyam’s net profit and earnings per share would have been as follows:

		Quarter ended December 31,		Nine months ended December 31,		Year ended
		2005	2004	2005	2004	March 31, 2005
	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1.	Profit After Taxation and share of loss in associate company (Rs. in lakhs )
	- As reported (Rs. in lakhs)	42,954.01	16,487.06	85,707.41	50,547.85	71,164.49
	- Pro forma (Rs. in lakhs)	39,762.06	13,839.08	76,822.17	44,399.40	61,922.11

2.	Earnings Per Share:
	Basic
	- No. of shares	322,596,107	318,253,379	321,269,839	317,328,153	317,751,639
	- EPS as reported (Rs.)	13.32	5.18	26.68	15.93	22.40
	- Pro forma EPS (Rs.)	12.33	4.35	23.91	13.99	19.49
	Diluted
	- No. of shares	334,430,573	324,111,466	333,009,605	323,061,068	324,445,776
	- EPS as reported (Rs.)	12.84	5.09	25.74	15.65	21.93
	- Pro forma EPS (Rs.)	11.89	4.27	23.07	13.74	19.09

     The following assumptions were used for calculation of fair value of grants:

	Quarter ended December 31,		Nine months ended December 31,		Year ended
	2005	2004	2005	2004	March 31, 2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Dividend yield	0.75%	0.75%	0.75%	0.75%	0.75%
Expected volatility	58.05%	69%-75%	58.05%	69%-75%	60.61%
Risk-free interest rate	7.00%	7%-11%	7.00%	7%-11%	7.00%
Expected term (in years)	1.26	2.47	1.26	2.47	2.04

d)	Convertible Redeemable Cumulative Preference Shares

Nipuna Services issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value Rs.10 each fully paid-up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (investors) for an aggregate consideration of Rs. 9,100.99 lakhs (equivalent to US$ 20 million). These Preference shares are to be mandatorily converted/redeemed into such number of equity shares latest by June 2007 based on certain provisions in the agreement entered with the investors relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the investors based on certain triggering events, are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a.

e)	Share application money pending allotment

Amount received from associates of Satyam Computer Services on exercise of stock options, pending allotment of shares is shown as share application money pending allotment.

Satyam Computer Services Limited
f)	Secured Loans

Working capital loans are secured by way of first charge by hypothecation of all moveable assets forming part of their current assets, both present and future.

Working capital loan is secured by way of movable and immovable property.

External Commercial Borrowing is secured by way of movable and immovable property.

Export Packing Credit loan is secured by way of hypothecation of book debts.

Vehicles are hypothecated to the Banks/Financial Institutions as security for the amounts borrowed.

Bank Overdraft is secured by way of hypothecation of book debts.

g)	Investments

i) During May 2005, Satyam Computer Services acquired Citisoft Plc (“Citisoft”), a specialist business and systems consulting firm located in the United Kingdom that has focused on the investment management Industry, with operating presence in London, Boston and New York.

Satyam Computer Services acquired 75% of the shareholding in Citisoft for an initial cash consideration of Rs. 6,224.91 lakhs (inclusive of acquisition costs) and a maximum amount of Rs. 8,409.96 lakhs (Equivalent GBP 10.80 millions) payable as Deferred and Earned out consideration on the basis of continuing employment by key employees and achieving of certain revenue and profit performance targets. In addition to the above, Satyam Computer Services is also required to fund an Employee Benefit Trust (EBT) formed by Citisoft. The obligation to fund the EBT is contingent on Citisoft achieving certain revenue and profit performance targets amounting to maximum of Rs. 2,102.49 lakhs (Equivalent GBP 2.70 millions).

ii) During October 2005, Satyam Computer Services acquired Knowledge Dynamics Pte Ltd (KDPL), a leading Data Warehousing and Business Intelligence Solutions provider, with operating presence in Singapore, Malaysia, USA and India.

Satyam Computer Services acquired 100% of the shareholding in KDPL for a consideration of Rs. 1,464.23 lakhs (inclusive of acquisition costs). A maximum amount of Rs. 1,002.70 lakhs (Equivalent SGD 3.7 millions) payable as Earned out consideration on the basis of achieving of certain revenue and profit performance targets.

h)	Sale of Investments in Associate

On October 31, 2005 an invitation to offer was made by Sify Limited to the existing holders of Indian equity shares to participate in its sponsored ADS program. On November 07, 2005, the Company offered to sell its entire shareholding of 11,182,600 Indian equity shares. In November 2005, the sale transaction was privately negotiated and closed at a sale price of Rs. 256.21 per share as determined by Sify Limited based on the recommendation of the lead manager to the sponsored ADS program. Profit on sale of shares Rs. 21,643.23 lakhs has been recognized as income in Profit and Loss Account.

i)	Land

i) Satyam Computer Services has taken 50 acres of land at Chennai, Tamilnadu, on lease hold basis for a period of 90 years from Electronics Corporation of Tamilnadu (ELCOT). The lease rent payable is Re. 1 per annum over the lease period. An amount of Rs. 2,400.00 lakhs has been paid as refundable security deposit. Non compliance of certain terms and conditions would result in termination of lease agreement

ii) During May 2005, Satyam Computer Services has entered into a Memorandum of Understanding with Andhra Pradesh Industrial Infrastructure Corporation (APIIC) to purchase 56.65 acres of land at Visakhapatnam for an aggregate purchase consideration of Rs. 1,025.10 lakhs payable in 10 quarterly installments. The land will be registered in favour of Satyam Computer Services after the payment of final installment. Non compliance of certain terms and conditions would attract withdrawal of rebate, which may increase the cost of land.

Satyam Computer Services Limited
j)	Balances with Non-Scheduled Banks

			Rs. in lakhs

	As at December 31,		As at March 31,
Name of the Bank	2005	2004	2005
	(Unaudited)	(Unaudited)	(Audited)

Balances with Non-Scheduled Banks on Current Accounts
ANZ Grindlays Bank, New York	0.09	87.26	0.09
BankOne, Canada	4.60	—	0.91
Barclays Bank London	611.49	—	—
Bank of America Boston	186.10	—	—
BankOne, Michigan	47.25	5.36	31.93
BNP Paribas, Singapore	1,554.92	—	—
Banque National De Paris, CHF	0.02	—	—
Banque Nationale De Paris, Hague	12.40	—	—
Banque National De Paris, Spain	43.38	0.09	103.54
Banque National De Paris, Taipei	198.53	82.9	115.40
Citibank NA, Bangkok	1,033.63	822.36	780.24
Citibank NA, Chicago	132.28	3.74	3.74
Citibank NA, Dubai	20.63	27.81	175.13
Citibank NA, Hong Kong	50.31	4	12.27
Citibank NA, Hungary	20.39	50.2	13.67
Citibank NA, Kuala Lumpur	47.16	523.76	63.47
Citibank NA, London	60.95	152.1	274.62
Citibank NA, New York	880.49	1740.08	803.21
Citibank NA, New Zealand	172.63	—	—
Citibank NA, Seoul	766.80	513.46	523.08
Citibank NA, Singapore	208.57	227.36	254.35
Citibank NA, South Africa	35.23	—	—
Citibank NA, Sydney	675.50	617.07	790.44
Citibank NA, Toronto	177.29	211.98	131.69
Commerz Bank, New York	0.24	0.23	0.23
Dresdner Bank, Saarbruecken	370.28	244.96	183.11
First Union National Bank, Atlanta	78.96	84.38	115.76
First Union National Bank, New Jersey	403.72	141.24	357.50
Hong Kong and Shanghai Banking Corporation, London	314.61	952.55	1,700.25
Hong Kong and Shanghai Banking Corporation, Shanghai	147.89	58.21	82.09
Hong Kong and Shanghai Banking Corporation, Tokyo	344.78	301.51	712.60
KSB Bank N V, Brussels	198.81	34.73	133.89
Mitsui Sumitomo Bank, Tokyo	85.80	45.43	25.58
OCBC Bank, Singapore	21.73	—	—
OCBC Bank, Kuala Lumpur	15.68	—	—
Pudong Development Bank, Shanghai	3.19	0.29	0.80
Standard Chartered Bank, Singapore	3.53	—	—
UBS Bank of Switzerland	48.44	41.99	99.16
Unicredit Banca , Italy	108.17	11.88	30.05
United Bank, Vienna	334.39	241.43	1,686.42
Woori Bank, Korea	93.79	0.01	29.76

	9,514.65	7,228.37	9,234.98

Balances held on Deposit Accounts
Bank of China, Shanghai	—	0.04	—
Citibank NA, Hungary	76.28	—	—

	76.28	0.04	—

k)	Segment Reporting

Satyam has adopted AS 17, “Segment Reporting” issued by the Institute of Chartered Accountants of India, which requires disclosure of financial and descriptive information about Satyam’s reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on consolidated revenues and net income for the companies in Satyam Computer Services. Satyam evaluates operating segments based on the following two business groups:
•	IT Services, providing a comprehensive range of services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions, and infrastructure management services. Satyam Computer Services provides its customers the ability to meet all of their information technology needs from one service provider. Satyam Computer Services’ eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam Computer Services also assists its customers in making their existing computing systems accessible over the Internet.

Satyam Computer Services Limited
•	BPO, providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
Satyam’s operating segment information for the quarter and nine months ended December 31, 2005 and 2004 and year ended March 31, 2005 are as follows:
Business Segment

	Rs. in lakhs

	Quarter ended December 31, 2005 (Unaudited)
Description	IT Services	BPO	Elimination	Total

Revenue
Sales to external customers	125,099.66	1,429.59	—	126,529.25
Inter Segment Sales	—	776.92	(776.92)	—

Total Revenue	125,099.66	2,206.51	(776.92)	126,529.25

Segment result–Profit/(Loss)	28,907.22	(859.38)	—	28,047.84
Interest expense	183.55	82.25	—	265.80
Other income	24,967.97	(28.09)	—	24,939.88
Income taxes	9,526.29	—	—	9,526.29

Profit/(Loss) from ordinary activities	44,165.35	(969.72)	—	43,195.63
Share of loss in associate company	(288.92)	—	—	(288.92)
Minority Interest	47.30	—	—	47.30

Profit/(Loss) after Tax and share of loss in associate company	43,923.73	(969.72)	—	42,954.01

Other Segment Information
Capital Expenditure	7,262.21	201.20	—	7,463.41
Depreciation	3,122.62	287.76	—	3,410.38
Non-cash expenses other than depreciation	175.82	4.55	—	180.37

	Rs. in lakhs

	Quarter ended December 31, 2004 (Unaudited)
Description	IT Services	BPO	Elimination	Total

Revenue
Sales to external customers	89,861.86	877.14	—	90,739.00
Inter Segment Sales	566.11	360.79	(926.90)	—

Total Revenue	90,427.97	1,237.93	(926.90)	90,739.00

Segment result–Profit/(Loss)	20,533.66	(1,057.95)	—	19,475.71
Interest expense	23.66	1.26	—	24.92
Other income	277.51	(57.64)	—	219.87
Income taxes	2,889.14	—	—	2,889.14

Profit/(Loss) from ordinary activities	17,898.37	(1,116.85)	—	16,781.52
Share of loss in associate company	294.46	—	—	294.46

Profit/(Loss) after Tax and share of loss in associate company	17,603.91	(1,116.85)	—	16,487.06

Other Segment Information
Capital Expenditure	4,479.69	388.38	—	4,868.07
Depreciation	2,584.38	238.66	—	2,823.04
Non-cash expenses other than depreciation	429.48	—	—	429.48

Satyam Computer Services Limited

	Rs. in lakhs

	Nine months ended December 31, 2005 (Unaudited)
Description	IT Services	BPO	Elimination	Total

Revenue
Sales to external customers	344,438.24	3,458.56	—	347,896.80
Inter Segment Sales	1,184.28	2,017.23	(3,201.51)	—

Total Revenue	345,622.52	5,475.79	(3,201.51)	347,896.80

Segment result–Profit/(Loss)	76,037.00	(2,887.59)	—	73,149.41
Interest expense	233.22	156.28	—	389.50
Other income	30,478.64	(41.77)	—	30,436.87
Income taxes	16,736.65	38.53	—	16,775.18

Profit/(Loss) from ordinary activities	89,545.77	(3,124.17)	—	86,421.60
Share of loss in associate company	(787.57)	—	—	(787.57)
Minority Interest	73.38	—	—	73.38

Profit/(Loss) after Tax and share of loss in associate company	88,831.58	(3,124.17)	—	85,707.41

Other Segment Information
Capital Expenditure	24,706.80	357.68	—	25,064.48
Depreciation	9,176.90	834.96	—	10,011.86
Non-cash expenses other than depreciation	748.42	9.86	—	758.28

	Rs. in lakhs

	Nine months ended December 31, 2004 (Unaudited)
Description	IT Services	BPO	Elimination	Total

Revenue
Sales to external customers	252,791.60	2,141.89	—	254,933.49
Inter Segment Sales	1,637.27	901.41	(2,538.68)	—

Total Revenue	254,428.87	3,043.30	(2,538.68)	254,933.49

Segment result–Profit/(Loss)	57,062.89	(2,632.28)	—	54,430.61
Interest expense	63.87	3.29	—	67.16
Other income	5,727.27	(22.19)	—	5,705.08
Income taxes	8,930.59	—	—	8,930.59

Profit/(Loss) from ordinary activities	53,795.70	(2,657.76)	—	51,137.94
Share of loss in associate company	590.09	—	—	590.09

Profit/(Loss) after Tax and share of loss in associate company	53,205.61	(2,657.76)	—	50,547.85

Other Segment Information
Capital Expenditure	10,381.93	3,116.01	—	13,497.93
Depreciation	7,828.77	501.03	—	8,329.80
Non-cash expenses other than depreciation	1,647.18	1.50	—	1,648.68

	Rs. in lakhs

	Year ended March 31, 2005 (Audited)
Description	IT Services	BPO	Elimination	Total

Revenue
Sales to external customers	348,988.14	3,096.77	—	352,084.91
Inter Segment Sales	2,083.20	1,363.43	(3,446.63)	—

Total Revenue	351,071.34	4,460.20	(3,446.63)	352,084.91

Segment result–Profit/(Loss)	78,991.84	(3,718.45)	—	75,273.39
Interest expense	(86.85)	(4.34)	—	(91.19)
Other income	8,691.27	(8.04)	—	8,683.23
Income taxes	(11,755.73)	(0.35)	—	(11,756.08)

Profit/(Loss) from ordinary activities	75,840.53	(3,731.18)	—	72,109.35
Share of loss in associate company	(944.86)	—	—	(944.86)

Profit/(Loss) after Tax and share of loss in associate company	74,895.67	(3,731.18)	—	71,164.49

Other Segment Information
Capital Expenditure	15,478.67	3,184.19	—	18,662.86
Depreciation	10,575.16	754.69	—	11,329.85
Non-cash expenses other than depreciation	1,406.85	4.44	—	1,411.29

Satyam Computer Services Limited
     Particulars of Segment Assets and Liabilities

Rs. in lakhs
	As at December 31, 2005 (Unaudited)
Description	IT Services	BPO	Elimination	Total

Segment Assets	264,763.59	7,869.82	(1,223.62)	271,409.79
Investments	3,653.66	(1,826.70)	(1,826.80)	0.16
Bank Deposits	199,768.70	404.66	—	200,173.36
Other Assets	10,004.24	2.65	—	10,006.89

Total Assets	478,190.19	6,450.43	(3,050.42)	481,590.20

Segment Liabilities	47,566.45	1,500.35	(1,223.62)	47,843.18
Other Liabilities	8,976.32	5,639.33	—	14,615.65

Total Liabilities	56,542.77	7,139.68	(1,223.62)	62,458.83

Rs. in lakhs
	As at December 31, 2004 (Unaudited)
Description	IT Services	BPO	Elimination	Total

Segment Assets	157,184.77	5,963.18	(3,288.99)	159,858.96
Investments	18,805.92	0.10	(10,820.71)	7,985.31
Bank Deposits	176,103.98	35.60	—	176,139.58
Other Assets	8,579.98	—	—	8,579.98

Total Assets	360,674.65	5,998.88	(14,109.70)	352,563.83

Segment Liabilities	23,345.49	1,406.99	2,469.72	27,222.20
Other Liabilities	6,168.94	57.69	—	6,226.63

Total Liabilities	29,514.43	1,464.68	2,469.72	33,448.83

Rs. in lakhs
	As at March 31, 2005 (Audited)
Description	IT Services	BPO	Elimination	Total

Segment Assets	181,470.69	5,534.04	(3,288.91)	183,715.82
Investments	18,452.02	0.10	(10,820.71)	7,631.41
Bank Deposits	180,587.79	35.98	—	180,623.77
Other Assets	3,517.72	—	—	3,517.72

Total Assets	384,028.22	5,570.12	(14,109.62)	375,488.72

Segment Liabilities	42,682.85	1,729.52	(5,291.63)	39,120.74
Other Liabilities	5,774.03	781.69	—	6,555.72

Total Liabilities	48,456.88	2,511.21	(5,291.63)	45,676.46

Geographic Segment
Revenue attributable to location of customers is as follows:

Rs. in lakhs
	Quarter ended December 31,		Nine months ended December 31,		Year ended
	2005	2004	2005	2004	March 31, 2005
Geographic location	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

North America	81,544.49	60,797.05	228,293.40	174,516.35	239,933.30
Europe	24,329.08	15,986.41	65,426.20	41,488.90	57,667.18
Japan	1,496.56	978.25	4,361.89	3,793.10	6,096.56
India	4,745.52	3,614.54	12,976.71	9,994.97	13,389.43
Rest of the World	14,413.60	9,362.75	36,838.60	25,140.17	34,998.44

Total	126,529.25	90,739.00	347,896.80	254,993.49	352,084.91

Satyam Computer Services Limited
     Segment assets based on their location are as follows:

Rs. in lakhs
	Segment Assets
	As at December 31,		As at March 31
	2005	2004	2005
Geographic location	(Unaudited)	(Unaudited)	(Audited)

North America	147,453.17	81,499.76	91,857.63
Europe	32,079.43	17,386.21	15,127.29
Japan	4,039.40	1,415.06	2,239.06
India	69,242.26	46,696.48	56,709.67
Rest of the World	18,595.53	12,861.45	17,782.17

Total	271,409.79	159,858.96	183,715.82

	Addition to fixed assets
	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31,
	2005	2004	2005	2004	2005
Geographic location	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

North America	125.67	99.63	387.28	253.54	381.25
Europe	38.45	61.75	5,663.99	83.87	125.30
Japan	8.78	3.86	29.50	16.15	179.59
India	6,953.41	4,627.08	18,540.86	12,640.69	17,410.23
Rest of the World	337.10	75.75	442.85	503.68	566.49

Total	7,463.41	4,868.07	25,064.48	13,497.93	18,662.86

l)	Related Party Transactions:
Satyam Computer Services had transactions with the following related parties:
Associate: Sify Limited (ceased to exist as an associate w.e.f. November 09, 2005)
Others: Satyam Foundation Trust.
Enterprise where trustees are spouses of Whole-time Directors and Key Managerial Personnel.
Directors and Key Management Personnel: B. Ramalinga Raju, B. Rama Raju, Prof. Krishna G Palepu, Abraham Joseph, A.S. Murthy, Mohan Eddy, G.B.Prabhat, Ram Mynampati, D. Subramaniam, V.Srinivas, G. Jayaraman , Shailesh Shah , Vijay Prasad Boddupalli, Manish Sukhlal Mehta, Dr.Keshab Panda, Virender Aggarwal, T R Anand, Ravi Shankar Bommakanti, Venkatesh Roddam, Prakash Challa, M Satyanarayana, K.Kalyan Rao (Partly Employed) and Sandeep Madan (Partly Employed).
Summary of the transactions and balances with the above related parties is as follows:
Transactions :

	Rs.in lakhs
	Quarter ended December 31,		Nine months ended December 31,		Year ended
	2005	2004	2005	2004	March 31, 2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Sales	4.96	—	4.96	—	—
Outsourcing	96.18	216.17	624.68	316.73	967.33
Fixed Assets	—	—	553.00	10.72	10.72
Other Services	—	4.83	56.94	18.18	133.87
Others
Contributions	173.39	—	287.58	—	—

Satyam Computer Services Limited
     Balances:

			Rs. in lakhs
	As at December 31,		As at March 31,
	2005	2004	2005
	(Unaudited)	(Unaudited)	(Audited)

Associate
Payables	—	149.45	258.64
Investments	—	7,985.15	7,631.25
Advances	—	11.92	0.75

Transactions with Directors and Key Managerial Personnel

	Rs. in lakhs
	Quarter ended December 31,		Nine months ended December 31,		Year ended
	2005	2004	2005	2004	March 31, 2005
Nature of Transactions	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Remuneration to Directors	14.33	13.98	43.93	41.39	90.37
Remuneration to Key Managerial Personnel	548.53	351.94	1433.01	1,047.03	1906.79
Professional charges paid to Key Managerial Personnel	—	—	39.19	—	—
Advances to Key Management Personnel	8.06	3.75	85.78	128.50	224.73

Balances due to / from Directors and Key Managerial Personnel

Rs. in lakhs
	As at December 31,		As at March 31,
	2005	2004	2005
	(Unaudited)	(Unaudited)	(Audited)

Remuneration payable to Directors	—	—	21.48
Remuneration payable to Key Management Personnel	14.95	13.60	130.70
Advances due from Key Management Personnel	22.02	45.45	74.48

i)	Options granted and outstanding to the Key Management Personnel 3,817,179 {includes 738,612 options granted under ASOP — ADS} (December 31, 2004 — 2,662,905 {includes 435,860 options granted under ASOP ADS}, March 31, 2005 – 3,711,766 {includes 618,432 options granted under ASOP — ADS}).
m)	Obligation on long term non-cancelable operating leases
Satyam Computer Services has entered into operating lease agreements for its development centres at offshore, onsite and offsites ranging for a period of 3 to 10 years. The lease rentals charged during the year and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in respective agreements are as follows:

Rs. in lakhs
	Quarter ended December 31,		Nine months ended December 31,		Year ended
	2005	2004	2005	2004	March 31, 2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Lease rentals (Refer Schedule 16)	1,996.65	1,462.67	5,686.60	3,934.59	5,629.83

	As at December 31,		As at March 31,
	2005	2004	2005
	(Unaudited)	(Unaudited)	(Audited)

Obligations on non-cancelable leases
Not later than one year	1,872.36	804.32	1,897.78
Later than one year and not later than five years	2,053.49	1,735.20	2,797.77
Later than five years	199.21	289.34	255.85

Total	4,125.06	2,828.86	4,951.40

Satyam Computer Services Limited
n)	Earnings Per Share
     Calculation of EPS (Basic and Diluted):

		Quarter ended December 31,		Nine months ended December 31,		Year ended
		2005	2004	2005	2004	March 31, 2005
S.No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Basic
1.	Opening no. of shares	321,965,342	317,593,572	319,265,291	316,251,710	316,251,710
2.	Total Shares outstanding	322,596,107	318,253,379	321,269,839	317,328,153	317,751,639
3.	Profit after Taxation and share of loss in associate companies (Rs. in lakhs )	42,954.01	16,487.06	85,707.41	50,547.85	71,164.49
4.	EPS (Rs.)	13.32	5.18	26.68	15.93	22.40
Diluted
5.	Stock options outstanding	11,834,466	5,858,087	11,739,766	5,732,915	6,694,137
6.	Total shares outstanding (including dilution)	334,430,573	324,111,466	333,009,605	323,061,068	324,445,776
7.	EPS (Rs.)	12.84	5.09	25.74	15.65	21.93

o)	The aggregate amounts of the assets, liabilities, income and expenses related to Satyam’s share in joint venture companies that are consolidated and included in these financial statements are as follows:

Rs in lakhs
	Quarter ended December 31,		Nine months ended December 31,		Year ended
Description	2005	2004	2005	2004	March 31, 2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Income from Sales and Services	916.28	780.59	2,508.55	2,109.38	2,885.47
Other Income	5.05	0.58	23.19	2.28	2.71

Total	921.33	781.17	2,531.74	2,111.66	2,888.18

Personnel expenses	463.02	412.56	1,235.16	1,023.48	1,455.29
Other expenses	286.11	215.27	853.45	664.94	883.61
Interest	4.92	3.74	14.24	8.02	10.93
Depreciation	44.90	31.32	127.98	67.40	100.74

Total	798.95	662.89	2,230.83	1,763.84	2,450.57

Net Profit	122.38	118.28	300.91	347.82	(437.61)

			As at
	As at December 31,		March 31,
Description	2005	2004	2005
	(Unaudited)	(Unaudited)	(Audited)

Secured Loans	56.55	78.01	123.81
Unsecured Loans	50.00	—	—
Fixed Assets	326.24	321.38	343.62
Inventories	14.98	25.47	18.53
Sundry Debtors	1,116.04	1,185.36	1,142.26
Cash and Bank Balances	310.35	141.26	193.49
Loans and Advances	405.29	499.20	470.59
Interest on Advances	1.73	—	—
Interest Accrued on Fixed Deposit	1.43	—	—
Current Liabilities	572.85	747.70	601.97
Provisions	(47.00)	10.48	110.34

Satyam Computer Services Limited
p)	Commitments and Contingencies

i)	Nipuna Services issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value Rs.10 each fully paid-up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (investors) for an aggregate consideration of Rs. 9,100.99 lakhs (equivalent to US$ 20 million). These Preference shares are to be mandatorily converted/redeemed into such number of equity shares latest by June 2007 based on certain provisions in the agreement entered with the investors relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the investors based on certain triggering events, are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a.

Satyam Computer Services has guaranteed payment of all sums payable by Nipuna Services to the investors on redemption of the said Preference Shares. Further Satyam Computer Services is required to subscribe to Convertible Debentures amounting to US$ 20 million based on certain provisions in the agreement. These Convertible Debentures shall bear an interest rate equal to the prime lending rate of the State Bank of India prevailing at that time and are convertible upon the election of Nipuna Services into Ordinary Shares at any time after issuance.

ii)	Bank Guarantees outstanding Rs. 4,430.89 lakhs (December 31, 2004 – Rs. 3,132.28 lakhs, March 31, 2005 – Rs. 3,620.39 lakhs).

iii)	Contracts pending execution on capital accounts, net of advances, Rs. 6,987.81 lakhs (December 31, 2004 – Rs. 2,794.39 lakhs, March 31, 2005 — Rs. 3,874.31 lakhs).

iv)	Forward and Options Contracts outstanding Rs. 124,612.67 lakhs (Equivalent USD 276.00 millions) {December 31, 2004 — Rs. 59,581.93 lakhs (Equivalent US$ 136.00 millions ), March 31, 2005 — Rs. 131,726.16 lakhs (Equivalent USD 301.50 millions}. Gain/(Loss) on foreign exchange forward contracts which are included under the head gain/(loss) on exchange fluctuation in the profit and loss account amounted to (Rs. 1,865.73 lakhs) (December 31, 2004 – Rs. 356.97 lakhs, March 31, 2005 – Rs. 65.29 lakhs).

v)	Arrears on 0.05% Convertible Redeemable Cumulative Preference Shares amounting to Rs. 8.55 lakhs (December 31, 2004 – Rs. 4.00 lakhs, March 31, 2005 – Rs. 5.12 lakhs).

vi)	Contingent consideration payable in respect of acquired subsidiary companies Rs. 11,515.15 lakhs.

vii)	Satyam Computer Services has given a corporate guarantee on behalf of a subsidiary for the loan obtained amounting to maximum of Rs. 9,020.00 lakhs (Equivalent USD 20 millions).

q)	Reclassification

Figures for the corresponding periods have been regrouped, recast and rearranged to conform to those of the current period wherever necessary.

Satyam Computer Services Limited
Consolidated Cash Flow Statement for the Quarter and Nine Months Ended December 31, 2005

Rs. in lakhs
		Quarter	Quarter	Nine Months	Nine Months	Year
		Ended	Ended	Ended	Ended	Ended
		31.12.2005	31.12.2004	31.12.2005	31.12.2004	31.03.2005
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

A.	Cash Flows from Operating Activities
	Net Profit Before Interest and Tax	50,101.72	17,257.98	95,054.89	52,795.66	73,415.57
	Depreciation	3,410.38	2,823.04	10,011.86	8,329.80	11,329.85
	Loss on sale of Fixed Assets	21.94	31.36	75.74	102.51	118.09
	Dividend income on Current Investments	—	—	—	(10.66)	(10.66)
	Profit on sale of Shares in Associate Company	(21,643.23)	—	(21,643.23)	—	—
	Minority Interest	(47.30)	—	(73.38)	—	—
	(Increase)/Decrease in Inventories	3.52	(9.91)	3.55	23.31	30.25
	(Increase)/Decrease in Sundry Debtors	(12,164.86)	3,066.39	(24,815.65)	(12,636.66)	(18,112.58)
	(Increase)/Decrease in Loans and Advances	(502.59)	(316.97)	(3,863.05)	(1,161.03)	(3,711.71)
	Increase/(Decrease) in Current Liabilities and Provisions	4,535.58	(1,659.39)	17,150.44	6,982.85	8,470.16
	Income Taxes Paid	(5,918.37)	(4,428.44)	(13,876.31)	(8,025.01)	(11,379.71)
	Exchange differences on translation of foreign currency cash and cash equivalents	(1,418.44)	2,532.31	(945.84)	680.25	538.00

	Net Cash Flow from Operating Activities	16,378.35	19,296.37	57,079.02	47,081.02	60,687.26

B.	Cash Flows from Investing Activities
	Purchase of Fixed Assets	(6,198.99)	(4,868.07)	(18,358.37)	(13,497.93)	(18,662.86)
	Acquisition of Citisoft Plc, net of cash acquired	—	—	(5,175.61)	—	—
	Acquisition of Knowledge Dynamics Pte Ltd., net of cash acquired	79.87	—	(701.93)	—	—
	Proceeds from sale of Shares in Associate Company	28,486.90	—	28,486.90	—	—
	Proceeds from sale of Fixed Assets	17.73	54.91	114.25	106.03	125.80
	Proceeds from sale of Current Investments	—	4.79	—	19.22	19.22
	Proceeds from Long Term matured Deposits	—	—	—	—	144,145.52
	Investment in Long Term Deposits	—	(94,478.23)	—	(94,478.23)	(179,550.00)
	Dividend income from Current Investments	—	—	—	10.66	10.66
	Interest accrued / income received	811.88	7,798.43	2,090.33	8,816.20	16,724.70

	Net Cash Flow from Investing Activities	23,197.39	(91,488.17)	6,455.57	(99,024.05)	(37,186.96)

C.	Cash Flows from Financing Activities
	Proceeds from issue of Share Capital	3,536.53	2,787.49	10,524.15	10,242.01	11,177.19
	Receipt of Share Application money pending allotment	184.83	43.71	184.83	43.71	44.66
	Proceeds from Secured Loans	2,643.54	234.30	6,241.59	875.15	1,844.44
	Repayment of Secured Loans	(568.29)	(177.08)	(1,068.89)	(570.49)	(772.34)
	Financial Expenses Paid	(265.80)	(24.92)	(389.50)	(67.16)	(91.19)
	Dividends Paid	(7,349.83)	(7,194.16)	(18,328.01)	(17,226.50)	(17,226.50)

	Net Cash Flow from Financing Activities	(1,819.02)	(4,330.66)	(2,835.83)	(6,703.28)	(5,023.74)

D.	Exchange differences on translation of foreign currency cash and cash equivalents	1,418.44	(2,532.31)	945.84	(680.25)	(538.00)

	Net Increase in Cash and Cash equivalents during the period / year	39,175.16	(79,054.77)	61,644.60	(59,326.56)	17,938.56
	Cash and Cash equivalents at the beginning of the period / year	79,932.70	203,398.43	57,463.26	183,670.22	39,524.70

	Cash and Cash equivalents at the end of the period / year	119,107.86	124,343.66	119,107.86	124,343.66	57,463.26

	Supplementary Information

	Cash and Bank Balances as per Balance sheet	298,657.86	218,821.89	298,657.86	218,821.89	237,013.26
	Less: Long Term Deposits with Scheduled Banks considered as Investments	179,550.00	94,478.23	179,550.00	94,478.23	179,550.00

	Balance considered for Cash Flow Statement	119,107.86	124,343.66	119,107.86	124,343.66	57,463.26

for and on behalf of the Board of Directors

B. Ramalinga Raju	B. Rama Raju
Chairman	Managing Director

V. Srinivas	G. Jayaraman
Director	Vice President (Corp. Affairs)
& Sr. Vice President — Finance	& Company Secretary

Place : Secunderabad
Date : January 20, 2006